COMPASS GROUP DIVERSIFIED HOLDINGS LLC

Sixty One Wilton Road

Second Floor

Westport, Connecticut 06880

(203) 221-1703

September 18, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Washington, D.C. 20549-3561

Re:	Compass Group Diversified Holdings LLC

Form 10-K for Year Ended December 31, 2011

Filed March 7, 2012

File No. 001-34926

Compass Diversified Holdings

Form 10-K for Year Ended December 31, 2011

Filed March 7, 2012

File No. 001-34927

Dear Mr. Spirgel:

On behalf of Compass Diversified Holdings (the “Trust”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below is our response to the comment provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 17, 2012, relating to the above-captioned Form 10-K for Year Ended December 31, 2011 filed with the Commission on March 7, 2012 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comment in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to the Trust and the Company collectively. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K. All responses are those of the Trust and the Company only.

Definitive Proxy Statement Incorporated by Reference into Part III

Executive Compensation, page 15

Summary Compensation Table, page 16

We note that you do not report compensation for your chief executive officer because he is compensated directly by your Manager without your reimbursement. We further note your disclosure that you pay your Manager a quarterly management fee and your Manager uses the proceeds from the management fee, in part, to pay compensation to your chief executive officer. In the footnote disclosure to your summary compensation table please quantify the management fees incurred for each fiscal year represented and provide a cross reference to the description of the arrangements with your Manager provided under Certain Relationships and Related Party Transactions on pages 23-24.

We confirm that we will comply with the Staff’s comment in future annual filings by quantifying in the footnote disclosure to our summary compensation table the management fees incurred for each fiscal year represented and providing a cross reference to the description of the arrangements with our Manager provided under Certain Relationships and Related Party Transactions.

In connection with this response to the Staff’s comment, please be advised that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find our response to the comment of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact James J. Bottiglieri at (203) 221-1703 or Toby D. Merchant at (513) 361-1200.

Sincerely,

/s/ James J. Bottiglieri
James J. Bottiglieri
Chief Financial Officer

cc:	Mr. Ken Terry, Compass

Mr. Ryan Faulkingham, Compass

Mr. Toby D. Merchant, Squire Sanders (US) LLP

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